Exhibit 99.1

ATC Contact: Adam Smith

Vice President, Investor Relations

Telephone: (617) 375-7500

CoreSite Contact: Kate Ruppe

Manager, Investor Relations

Telephone: (303) 222-7369

AMERICAN TOWER TO ACQUIRE CORESITE

Boston, Massachusetts and Denver, Colorado – November 15, 2021 – American Tower Corporation (NYSE: AMT) (“American Tower”) and CoreSite Realty Corporation (NYSE: COR) (“CoreSite”) today announced that they have entered into a definitive agreement through which American Tower will acquire CoreSite for $170.00 per share in cash. The total consideration for the transaction, including the assumption and/or repayment of CoreSite’s existing debt at closing, is approximately $10.1 billion. The transaction, which was unanimously approved by the boards of directors of both companies, is expected to create a differentiated, comprehensive and interconnected communications real estate platform optimally positioned to benefit from the convergence of wireline and wireless networks amid accelerating global 5G deployments.

CoreSite, which as of Q3 2021 consisted of 25 data centers, 21 cloud on-ramps and over 32,000 interconnections in eight major U.S. markets, generated annualized revenue and Adjusted EBITDA of $655 million and $343 million, respectively, in Q3 2021. CoreSite has averaged double-digit annual revenue growth over the past five years and is led by a seasoned management team that has established leading positions and a critical presence with cloud service providers, positioning the business well for future organic growth. American Tower expects to leverage its strong financial position to further accelerate CoreSite’s attractive development pipeline in the U.S., while also evaluating the potential for international expansion in the data center space.

The transaction is also expected to be transformative for American Tower’s mobile edge compute business in advance of the proliferation of 5G low-latency applications throughout the cloud, enterprise and network ecosystems, establishing a converged communications and computing infrastructure offering with distributed points of presence across multiple edge layers. With increased scale and a broadened, more comprehensive offering, American Tower and CoreSite expect the combined company to be well-positioned to address evolving customer needs through an enhanced value proposition for network and cloud providers, service integrators and enterprise customers.

By combining the capabilities, talent and resources of American Tower and CoreSite, the combined company will be even better equipped to deliver superior service and expanded solutions to customers. This transaction brings together American Tower’s wireless connectivity at the mobile edge and CoreSite’s highly interconnected data center facilities at the core edge to create an extended edge for our customers that can seamlessly support high performance, low-latency applications. In addition, with American Tower’s global footprint, the combined company will be positioned to support customer’s needs in additional markets.

Tom Bartlett, American Tower’s Chief Executive Officer stated, “We are in the early stages of a cloud-based, connected and globally distributed digital transformation that will evolve over the next decade and beyond. We expect the combination of our leading global distributed real estate portfolio and CoreSite’s high quality, interconnection-focused data center business to help position American Tower to lead in the 5G world. As the convergence of wireless and wireline networks accelerates and classes of communications infrastructure further align, we anticipate the emergence of attractive value creation opportunities within the digital infrastructure ecosystem. We look forward to welcoming CoreSite’s talented team to American Tower and working together to capitalize on those opportunities to drive enhanced long-term value creation for our customers and shareholders as we continue to connect billions of people across the globe.”

CoreSite’s Chief Executive Officer, Paul Szurek, stated, “We are excited to partner with American Tower to expand its communications infrastructure ecosystem and accelerate its edge computing strategy through the addition of CoreSite’s differentiated portfolio of U.S. metro data center campuses. The combined company will be ideally positioned to address the growing need for convergence between mobile network providers, cloud service providers, and other digital platforms as 5G deployments emerge and evolve. In addition, we expect the enhanced scale and further geographic reach to provide a platform for the combined company to accelerate its growth trajectory and expand into additional U.S. metro areas, as well as internationally, leveraging American Tower’s extensive presence across the globe. CoreSite’s outstanding team, interconnection platform and data center campus portfolio are a highly complementary fit with American Tower’s existing communications sites, and we believe this partnership delivers significant value to CoreSite’s stockholders and will create an exciting new chapter for our customers, employees and partners.”

The transaction is anticipated to be modestly accretive to American Tower’s AFFO per Share initially, and increasingly accretive over time, and is expected to close by the end of 2021, or shortly thereafter. Under the terms of the definitive agreement, American Tower, through a wholly owned subsidiary, will commence a tender offer for all of the shares of common stock of CoreSite, which will be followed by a merger to acquire any untendered shares for the same price payable in the tender offer. The tender offer is subject to the tender of at least a majority of the outstanding shares of common stock of CoreSite and certain other customary conditions. CoreSite plans to declare and pay its fourth quarter dividend during the fourth quarter of 2021 and no later than the close of the transaction.

American Tower intends to finance the transaction in a manner consistent with maintaining its investment grade credit rating and has obtained committed financing from J.P. Morgan. J.P. Morgan is serving as lead financial advisor to American Tower, who is also being advised by CDX Advisors. Cleary Gottlieb Steen & Hamilton LLP is serving as principal legal advisor to American Tower. Evercore is serving as sole financial advisor to CoreSite and Wachtell, Lipton, Rosen & Katz is serving as its principal legal advisor.

Conference Call Information

American Tower will host a conference call today at 8:00 a.m. ET to discuss this transaction. Supplemental materials for the call will be available on the American Tower’s website, www.americantower.com. The conference call dial-in numbers are as follows:

U.S./Canada dial-in: (877) 692-8955

International dial-in: (234) 720-6979

Passcode: 8072944

When available, a replay of the call can be accessed until 11:59 p.m. ET on November 29, 2021. The replay dial-in numbers are as follows:

U.S./Canada dial-in: (866) 207-1041

International dial-in: (402) 970-0847

Passcode: 6561145

American Tower will also sponsor a live simulcast and replay of the call on its website, www.americantower.com.

About American Tower

American Tower, one of the largest global REITs, is a leading independent owner, operator and developer of multitenant communications real estate with a portfolio of approximately 219,000 communications sites. For more information about American Tower, please visit the “Earnings Materials” and “Investor Presentations” sections of our investor relations website at www.americantower.com.

About CoreSite

CoreSite delivers secure, reliable, high-uptime data center campuses with high-performance cloud access and interconnection solutions to a growing customer ecosystem across eight key North American markets. More than 1,370 of the world’s leading enterprises, network operators, cloud providers, and supporting service providers choose CoreSite to connect, protect and optimize their performance-sensitive data, applications and computing workloads. Our scalable, flexible solutions and 480+ dedicated employees consistently deliver unmatched data center options — all of which leads to a best-in-class customer experience and lasting relationships. For more information, visit www.CoreSite.com.

The websites of American Tower and CoreSite are included in this press release as inactive textual references only. Information contained on or accessible through these websites is not incorporated by reference into this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements about future events and expectations, or “forward-looking statements,” all of which are inherently uncertain. We have based these forward-looking statements on management’s current expectations and assumptions and not on historical facts. When we use words such as “projects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “forecasts,” “should,” “would,” “could,” “may” or similar expressions, we are making forward-looking statements. Examples of these statements include, but are not limited to, statements regarding the proposed closing of the transaction described above, American Tower’s ability to successfully integrate the assets it acquires or utilize such assets to their full capacity, including the integration of CoreSite following the consummation of the transaction described above, expected financial projections for the real estate portfolio and the impact on American Tower’s consolidated results, the expected consideration and the expected sources of funds to finance the transaction described above and the intention to finance the transaction consistent with maintaining American Tower’s investment grade credit rating. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of CoreSite’s stockholders will tender their stock in the offer, the possibility that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, the effects of the transaction on relationships with employees, other business partners or governmental entities, the difficulty of predicting the timing or outcome of regulatory approvals or actions and the ability of American Tower to realize the benefits it expects from the transaction. For additional important factors that may cause actual results to differ materially from those indicated in these forward-looking statements, we refer you to the information contained in Item 1A of American Tower’s and CoreSite’s annual reports on Forms 10-K for the year ended December 31, 2020, each under the caption “Risk Factors” and in other periodic filings American Tower and CoreSite make with the Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K and quarterly reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by American Tower and the Schedule 14D-9 to be filed by CoreSite.

You should keep in mind that any forward-looking statement we make in this press release speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Neither American Tower nor CoreSite undertake any obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances except as may be required by law.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CoreSite nor is it a substitute for any tender offer materials that American Tower, Appleseed Merger Sub LLC, Appleseed Holdco LLC or CoreSite will file with the SEC. A solicitation and an offer to buy shares of CoreSite will be made only pursuant to an offer to purchase and related materials that American Tower intends to file with the SEC. At the time the tender offer is commenced, American Tower will file a Tender Offer Statement on Schedule TO with the SEC, and CoreSite will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CORESITE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN

OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CoreSite at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting American Tower or CoreSite. Copies of the documents filed with the SEC by American Tower will be available free of charge under the “Investor Relations” section of American Tower’s website at www.americantower.com. Copies of the documents filed with the SEC by CoreSite will be available free of charge under the “Investors” section of CoreSite’s website at www.coresite.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, American Tower and CoreSite file annual, quarterly and current reports, proxy statements and other information with the SEC. American Tower’s and CoreSite’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

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